

November 8, 2011

Via E-mail
Gregory Schifrin
Chief Executive Officer
WestMountain Index Advisor, Inc.
120 Lake Street, Suite 401
Sandpoint, ID 83864

> **Re:** **WestMountain Index Advisor, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 17, 2011**
> **File No. 333-176770**

Dear Mr. Schifrin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 4. Please tell us the percent interest that you have in each of your joint ventures and how you determined that equity method accounting is not the appropriate accounting method for interests in joint ventures where you do not have a 51% interest or gained control of the joint venture. Additionally, please clarify why you capitalized $250,000 as contractual rights related to Fish Creek 1-5 and contrast such treatment to your accounting for the $150,000 payment made to Ben Porterfield. In your response, please address how your accounting for the Fish Creek 1-5 amounts of $250,000 and $150,000 are consistent with the first sentence of your response which indicates that all costs related to the joint venture agreement have been recorded as exploration expenses.

Selling Security Holders, page 10

2.   We note your response to comment 11 of our comment letter dated October 6, 2011. Please revise your disclosure to make clear that the reference to "affiliate" in the table is as it relates to you. Additionally, please clarify how Mr. Zimlick is affiliated with you.

Experts, page 13

3.   Please update your disclosure such that it refers to the audit report on the financial statements of WestMountain Index Advisor, Inc. as well as the new dating of such audit report.

Certain Relationships and Related Party Transactions, page 31

4.   Please revise your disclosure to provide the information required by Item 404 of Regulation S-K or advise.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   We note your response to comment 17 of our comment letter dated October 6, 2011. Please revise your disclosure, where applicable, to name the persons or identify the class of persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Exhibit 23.1

6.   We note that the dual dating of the audit report as disclosed in the consent is as of October 11, 2011. This date does not agree with the date on the audit report which is as of October 14, 2011. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: James F. Biagi, Jr.
        Monahan & Biagi PLLC